SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




RYANAIR ANNOUNCES MINOR FLIGHT CHANGES TO ACCOMMODATE AIRCRAFT DELIVERY DELAYS
                          BECAUSE OF THE BOEING STRIKE

Ryanair, Europe's largest low fares airline today announced a series of minor modifications to its flight schedule during the months of September and October arising from delays in the delivery of seven aircraft which were scheduled to be received in September and October, but are now not expected to be delivered until November and December.

Boeing, Ryanair's aircraft supplier have experienced work stoppages since early September. Ryanair is now assuming that these disruptions will continue until at least the end of October. There is every possibility that the dispute at Boeing may be resolved earlier than this date, however Ryanair is keen to give passengers the maximum degree of notice, and has therefore taken the following steps with regard to its September/October flight programme:

 1.- Three of the 737-200 series aircraft which were due to be retired in September will continue in service until the end of October.

2. - The new base launches in Liverpool and Pisa, both of which are scheduled to commence on 27th September and 10th October will proceed as normal with Ryanair using a new 737-800 which was delivered by Boeing in early September, and also using one of the three spare 800's for the month of October.

 3. -Approximately 200 flights (representing less than 1%) have been amalgamated during the month of October. Ryanair expects that the financial impact of the amalgamations will be immaterial in both the third quarter and in the full year results.

Ryanair will continue to liaise closely with Boeing as the dispute evolves through the remainder of September and into October. If there is a likelihood of the dispute continuing into November, Ryanair will make an early decision and ensure that all passengers are notified of any schedule changes during the first week of October if at that time it is expected that the impact will continue into November.

As always Ryanair's primary objective is to provide our customers with as much advance notice as possible of these minor schedule alterations, whilst at the same time fully supporting our partners Boeing as they work with their people to resolve the current dispute and resume delivering the world's best aircraft to the world's favourite international airline.

Ends.                   Tuesday, 20th September 2005.


For further
information
please contact:         Peter Sherrard                Pauline McAlester
                        Ryanair                       Murray Consultants
                        Tel. 353-1-8121212            Tel. 353-1-4980300



 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 September, 2005
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director